Primary Business Name: GOLDMAN SACHS & CO. LLC   **BD Number: 361**

BD - AMENDMENT

~~07/14/2021~~ 01/04/2022

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?
○ Yes ● No

Ownership Codes:	NA - less than 5%	B - 10% but less than 25%	D - 50% but less than 75%
	A - 5% but less than 10%	C - 25% but less than 50%	E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
BROADBERY, MICHAEL MARY	I	CHIEF COMPLIANCE OFFICER	11/2018	NA	N	N	6947899
COLEMAN, DENIS PATRICK III	I	MANAGING DIRECTOR, MANAGER	01/2022	NA	Y	N	2782373
~~CHANDANI, SORUBH~~	~~I~~	~~MANAGING DIRECTOR, PRINCIPAL OPERATIONS OFFICER~~	~~07/2021~~	~~NA~~	~~N~~	~~N~~	~~5201027~~
DOYLE, BRIAN RICHARD	I	MANAGING DIRECTOR, CFO	11/2019	NA	N	N	6003685
LEEDER, VALERIE ANNE	I	MANAGING DIRECTOR, PRINCIPAL OPERATIONS OFFICER	11/2021	NA	N	N	3065273
~~HEMPSELL, RICHARD IAN~~	~~I~~	~~MANAGING DIRECTOR, PRINCIPAL OPERATIONS OFFICER~~	~~07/2021~~	~~NA~~	~~N~~	~~N~~	~~6001487~~
MATTHIAS, THOMAS FAIRBANKS	I	CHIEF COMPLIANCE OFFICER - INVESTMENT ADVISERS ACT	09/2017	NA	N	N	2872690
MCCASKILL, MARK	I	MANAGING DIRECTOR, PRINCIPAL OPERATIONS OFFICER	10/2021	NA	N	N	3272131
OCONNELL, JOHN MAURICE	I	CHIEF COMPLIANCE OFFICER	11/2018	NA	N	N	1335506
RUEMMLER, KATHRYN HELEN	I	MANAGING DIRECTOR, CLO	03/2021	NA	N	N	7250761
~~SCHERR, STEPHEN MARK~~	~~I~~	~~MANAGING DIRECTOR, MANAGER~~	~~05/2019~~	~~NA~~	~~Y~~	~~N~~	~~2388851~~
SOLOMON, DAVID MICHAEL	I	MANAGING DIRECTOR, MANAGER	04/2017	NA	Y	N	1616414
STEIN, LAURENCE	I	MANAGING DIRECTOR, MANAGER	01/2018	NA	Y	N	5300390
THE GOLDMAN SACHS GROUP, INC.	DE	CLASS A MEMBER	04/2017	E	Y	Y	13-4019460
WALDRON, JOHN EDWARD	I	MANAGING DIRECTOR, CEO, MANAGER	12/2018	NA	Y	N	2569337

WONDRACK, JON JOSEPH	I	MANAGING DIRECTOR, PRINCIPAL OPERATIONS OFFICER	07/2021	NA	N	N	6001847

WONDRACK, JON JOSEPH	I	MANAGING DIRECTOR, PRINCIPAL OPERATIONS OFFICER	07/2021	NA	N	N	6001847